





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/22/14

January 22, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-22-14

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Re: PepsiCo, Inc.

Dear Ms. Carriello:

This is in regard to your letter dated January 22, 2014 concerning the shareholder proposal submitted by the Environmental Working Group on behalf of Margrit Vanderryn, Francine Allen and Vanderryn International Corporation for inclusion in PepsiCo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that PepsiCo therefore withdraws its December 17, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Scott Faber
The Environmental Working Group
sfaber@ewg.org



PEPSICO







700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

January 22, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc. – Shareholder Proposal of The Environmental Working Group et al.*
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 17, 2013, we requested that the staff of the Division of Corporation Finance concur that PepsiCo, Inc. (the "Company") could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by The Environmental Working Group ("EWG") on behalf of Margrit Vanderryn, Francine Allen and Vanderryn International Corporation (collectively, the "Proponents").

Enclosed as Exhibit A is a letter from a representative of EWG, dated January 22, 2014, withdrawing the Proposal on behalf of the Proponents. In reliance on this letter, we hereby withdraw the December 17, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Amy Carriello
Senior Counsel, Corporate Governance

Enclosure
cc: Scott Faber, The Environmental Working Group

EXHIBIT A

VIA EMAIL (Paul.Boykas@pepsico.com)

Paul Boykas
Vice President, Public Policy/Government Affairs
PepsiCo, Inc.
325 7th Street NW
Suite 400
Washington, DC 20004

RE: Withdrawal of Stockholder Proposal

Dear Paul:

This letter is confirmation that the Environmental Working Group, on behalf of Margrit Vanderryn, Francine Allen and Vanderryn International Corporation (the "Proponents"), agrees to withdraw the shareholder proposal requesting that the board of directors adopt a policy to refrain from using corporate funds to influence any political election that the Environmental Working Group submitted on behalf of the Proponents to PepsiCo, Inc. (the "Company") for consideration at the Company's 2014 Annual Meeting of Shareholders (the "Annual Meeting").

As we discussed in our January 15, 2014 conversation, in exchange for the withdrawal of the Proposal the Company has agreed to provide time for me or my designee to speak during the Annual Meeting. As a result of reaching this satisfactory resolution with the Company, the Environmental Working Group, on behalf of the Proponents, hereby withdraws this proposal in its entirety as of the date hereof.

Sincerely,



Scott Faber
Senior Vice President of Government Affairs
The Environmental Working Group

1/22/14
Date



PEPSICO






700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 17, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of The Environmental Working Group et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from The Environmental Working Group ("EWG") on behalf of Margrit Vanderryn, Francine Allen and Vanderryn International Corporation (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal seeks to end the Company's activities related to ballot initiatives regarding the labeling of products that contain genetically modified organisms ("GMO Labeling Initiatives"). The Proposal begins by repeatedly referring to the Company's involvement in GMO Labeling Initiatives. In addition, the cover letter that accompanied the Proposal indicates that the Proposal concerns the Company's "expenditures to defeat ballot initiatives that would provide consumers with labeling information regarding food containing genetically modified organisms . . . ." The Proposal then asks "that the board of directors adopt a policy to refrain from using corporate funds to influence any political election." A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

Also relevant to the Proposal is that in the same month that the Proposal was submitted to the Company, EWG posted on its website an announcement with the title "First Shareholder Actions for GMO Labeling." The announcement refers to the Proposal and states that the "first-ever shareholder action[] [was filed] against PepsiCo . . . *asking [it] not to fund a food industry campaign opposing a Washington state ballot initiative to label genetically engineered food*" (emphasis added). *See* Exhibit B.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it pertains to matters relating to the Company's ordinary business operations. Specifically, even though the "Resolved" clause of the Proposal refers only to general political activities, the rest of the Proposal and EWG's own descriptions of the Proposal make clear that the Proposal focuses on the Company's involvement in the political process on a particular issue (GMO Labeling Initiatives) related to the Company's business.

A. Background

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that relates to its "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff has repeatedly concurred with the exclusion under Rule 14a-8(i)(7) of shareholder proposals like the Proposal that are directed at a company's involvement in the political or legislative process on a specific issue relating to the company's ordinary business operations. For example, in *General Electric Co.* (avail. Jan. 29, 1997), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal seeking to prohibit the company's board from using company funds for citizen ballot initiatives, including initiatives related to the company's nuclear reactor products, because "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., lobbying activities which relate to the [c]ompany's products)." *See also Philip Morris Cos., Inc.* (avail. Jan. 3, 1996) (proposal asking the company to "refrain from any and all legislative efforts to preempt local ordinances or rules" regarding its products was excludable under the predecessor to Rule 14a-8(i)(7) because "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

Similarly, in *Bristol-Myers Squibb Co.* (avail. Feb. 17, 2009), a proposal requested that the company's board prepare a report regarding the company's lobbying activities and expenses relating to Medicare Part D. The company noted in its no-action request that the company's pharmaceuticals segment manufactured and sold numerous company products covered by Medicare Part D prescription plans. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that the proposal "relat[es] to [the company's] ordinary business operations (i.e., lobbying activities concerning its products)." *See also General Motors Corp.* (avail. Mar. 17, 1993) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal to require the company to cease lobbying to influence legislation on automobile fuel economy standards, because "the proposal appears to be directed toward the [c]ompany's lobbying activities concerning its products").

In addition, the Staff consistently has found that shareholder proposals requesting a company to refrain from making other forms of contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See, e.g., BellSouth Corp.* (avail. Jan. 17, 2006) (concurring in the exclusion of proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician); *Wachovia Corp.* (avail. Jan. 25, 2005) (concurring in the exclusion of proposal recommending that the board disallow contributions to Planned Parenthood and other organizations that provide related services).

We recognize that shareholder proposals that instead relate to a company's "general political activities" typically are not excludable under Rule 14a-8(i)(7). For example, in *Archer Daniels Midland Co.* (Aug. 18, 2010), the proposal requested that the board adopt a policy prohibiting the use of corporate funds for "any political election/campaign purposes," and the preamble discussed the expanded rights of corporate free speech after *Citizens United v. Federal Election Commission* as well as the negative impact corporate political contributions could have on the company and shareholders. The Staff did not concur in the exclusion of the proposal under Rule 14a-8(i)(7), noting that "the proposal focuses primarily on ADM's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." *See also General Electric Co. (Barnet et al.)* (avail. Feb. 22, 2000) (denying exclusion under Rule 14a-8(i)(7) for a shareholder proposal asking the company to summarize its campaign finance contributions). However, the shareholder proposals involved in this precedent, unlike the Proposal as discussed below, contained only brief references to examples of specific issues and/or organizations.

In contrast, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of facially neutral proposals concerning a company's political and other contributions, if the statements surrounding the facially neutral proposal indicate that the proposal, in fact, would serve as a shareholder referendum on contributions to specific types of organizations. For example, in *PepsiCo, Inc.* (avail. Mar. 3, 2011), the proposal contained a facially neutral request that the Board report to shareholders on the Company's process for identifying and prioritizing lobbying activities, but the supporting statement focused on the Company's support of Cap and Trade climate change legislation. In concurring in the exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities." *See also Bristol-Myers Squibb Co.* (avail. Jan. 29, 2013) (concurring in the exclusion of a proposal requesting a report on the company's lobbying policies and expenditures, when the supporting statement focused on the company's support of the Patient Protection and Affordable Care Act).

Similarly, in *The Home Depot, Inc.* (avail. Mar. 18, 2011), the proposal requested that the company "list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website." However, the proposal's supporting statement focused on lesbian, gay, bisexual and transgender events and same-sex marriage. Accordingly, notwithstanding the facially neutral language of the proposal's "resolved" clause, the Staff concurred in exclusion of the proposal under Rule 14a-8(i)(7) because the proposal "relates to charitable contributions to specific types of organizations." *See also Johnson & Johnson* (avail. Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company disclose its charitable contributions, where the preamble and supporting statement targeted contributions to Planned Parenthood and organizations that support abortion and same-sex marriage); *Pfizer Inc. (Randall)* (avail. Feb. 12, 2007) (same); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (concurring in the exclusion of a proposal requesting that the company disclose all charitable organizations that are recipients of company donations, where the preamble contained multiple references to Planned Parenthood and organizations that support abortion and homosexuality); *Bank of America Corp.* (avail. Jan. 24, 2003) (concurring in the exclusion of a proposal requesting that the company cease all charitable contributions, where the majority of the preamble and supporting statement referenced abortion and religious beliefs); *American Home Products Corp.* (avail. Mar. 4, 2002) (concurring in the exclusion of a proposal requesting that the board form a committee to study the impact of charitable contributions on the company's business and values, where the preamble referenced abortion and organizations that support or provide abortions). As these no-action letters indicate, the Staff historically has considered all of the facts, circumstances and evidence surrounding a shareholder proposal, including preambles and supporting statements, to determine whether a facially neutral proposal is actually directed at the company's contributions to specific types of organizations.

B. The Proposal Relates to the Company's Ordinary Business Operations

The Company is a leading global food and beverage company that makes, markets, sells and distributes a wide variety of foods and beverages, serving customers and consumers in more than 200 countries and territories. The conduct of the Company's business is subject to various laws and regulations, including proposed GMO Labeling Initiatives related to a variety of products, including the Company's products.

The Proposal seeks to subject to shareholder oversight the Company's decisions regarding its involvement in the political process related to GMO Labeling Initiatives. Specifically, although the Proposal's "Resolved" clause sets forth a facially neutral request that the Company refrain from influencing political elections with corporate funds, the Proposal overall and its related materials demonstrate that the Proposal focuses on the Company's actions related to GMO Labeling Initiatives. For example, four of the six recitals in the Proposal discuss GMO Labeling Initiatives, and many of these are critical (directly or indirectly) of the Company's opposition to them, especially Proposition 37 in California. These statements include:

- Discussion of "the public controversy surrounding the use of PepsiCo, Inc's [sic] (PepsiCo) corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs)."

- Criticisms of PepsiCo's political expenditures only—and repeatedly—with respect to GMO Labeling Initiatives. For example, "PepsiCo is recognized as among the top three contributors to defeat Proposition 37." And "PepsiCo directly contributed over $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative and has already spent significant sums to oppose a similar ballot initiative in Washington."

- Repeated references to statistics attempting to demonstrate support for GMO Labeling Initiatives, which appear intended to bolster the Proposal's criticisms of the Company's political involvement regarding GMO Labeling Initiatives.

- References to "public scrutiny to corporate political expenditures" only in the context of GMO Labeling Initiatives. For example, when discussing "[b]ills or ballot initiatives that would require labeling of products containing GMOs continue to be introduced across the nation in highly publicized and controversial election contests . . . ."

- A reference to other forms of "backlash" but only in the context of corporate support for GMO Labeling Initiatives: "Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash on social media sites and were the subject of consumer boycotts."

The Proposal's focus on the Company's actions related to GMO Labeling Initiatives is further demonstrated by the cover letter accompanying the Proposal and the Proponents' own statements (through their representative EWG) about the Proposal. For example, the cover letter states: "We are concerned that PepsiCo's expenditures to defeat ballot initiatives that would provide consumers with labeling information regarding food containing genetically modified organisms (GMOs), such as Prop 37 in California and I-522 in Washington, expose the company to significant business and reputational risks."

In addition, in discussing the Proposal submitted on behalf of the Proponents, EWG explicitly advertises that the Proposal is not about the Company's general political activities. For example, EWG's states on its website, under the title "First Shareholder Actions for GMO Labeling," that it "filed its first-ever shareholder action[] against PepsiCo . . . asking [it] not to fund a food industry campaign opposing a Washington state ballot initiative to label genetically engineered food." *See* Exhibit B. Thus, like the shareholder proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because, as demonstrated in the Proposal, in the cover letter accompanying the Proposal and in publicly discussing the Proposal, the Proposal actually targets the Company's actions related to GMO Labeling Initiatives.

Thus, even though the Proposal contains a facially neutral "Resolved" clause, the Proposal is still excludable under Rule 14a-8(i)(7). In this regard, the Proposal does not focus on "general political activities" like the proposal at issue in *Archer Daniels Midland Co.* As discussed above, that proposal contained a facially neutral request and generally discussed corporate free speech and the negative impact that corporate political contributions could have on the company and shareholders. In addition, the Proposal goes beyond discussing GMO Labeling Initiatives as a means to "illustrate" the Proponents' concerns. Instead, like the proposals at issue in *PepsiCo*, *Bristol-Myers Squibb Co.*, and *The Home Depot, Inc.*, the Proposal repeatedly and exclusively discusses and criticizes the Company's actions on a specific subject—here, GMO Labeling Initiatives—which are related to the Company's products. Thus consistent with Staff precedent, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Attachments

cc: Scott Faber, The Environmental Working Group

EXHIBIT A

ENVIRONMENTAL WORKING GROUP www.ewg.org

October 10, 2013

Mr. Larry Thompson
Corporate Secretary
PepsiCo Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Mr. Thompson,

The Environmental Working Group is filing the enclosed shareholder resolution, for inclusion in PepsiCo Inc. proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Environmental Working Group will act as the primary filer.

The Environmental Working Group is the beneficial owner of at least $2,000 worth of PepsiCo common stock. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, is enclosed.

As investors, we seek to understand and minimize any risk the companies we invest in may be exposed to through their role in the public policy arena. Corporate political contributions on public policy issues risk alienating the company's consumer base and damaging a corporation's reputation and profits. We are concerned that PepsiCo's expenditures to defeat ballot initiatives that would provide consumers with labeling information regarding food containing genetically modified organisms (GMOs), such as Prop 37 in California and I-522 in Washington, expose the company to significant business and reputational risks. We believe that PepsiCo can minimize these risks by adopting a policy to refrain from using corporate funds to influence any political election.

If you would like to discuss this proposal, please contact Scott Faber at 202-939-9127 or sfaber@ewg.org.

Sincerely,



Scott Faber
Senior Vice President of Government Affairs
The Environmental Working Group

HEADQUARTERS 1436 U St. NW, Suite 100 Washington, DC 20009 | P: 202.667.6982 F: 202.232.2592
CALIFORNIA OFFICE 2201 Broadway, Suite 308 Oakland, CA 94612 | P: 510.444.0973 F: 510.444.0982
MIDWEST OFFICE 103 E. 6th Street, Suite 201 Ames, IA 50010 | P: 515.598.2221

WHEREAS:

Political spending and corporate money in politics is a highly contentious issue, and may expose companies to significant business risks. The risks to shareholder value are illustrated by the public controversy surrounding the use of PepsiCo, Inc's (PepsiCo) corporate treasury funds to defeat Proposition 37, a controversial ballot initiative in California that would have required companies to label products containing genetically modified organisms (GMOs).

PepsiCo is recognized as among the top three contributors to defeat Proposition 37. PepsiCo directly contributed over $2 million to defeat the initiative, and is also a member of the Grocery Manufacturers Association, which spent over $2 million to defeat the initiative and has already spent significant sums to oppose a similar ballot initiative in Washington.

Labeling of products containing GMOs is supported widely among U.S. consumers. In a July 2013 *New York Times* poll, over 90% of Americans favored labeling of products containing GMOs, and the California proposition received support from 48.5% of voters. Bills or ballot initiatives that would require labeling of products containing GMOs continue to be introduced across the nation in highly publicized and controversial election contests, drawing public scrutiny to corporate political expenditures.

Corporate political contributions on public policy issues risk alienating the company's consumer base and can damage a corporation's reputation and profits. In a Harris Poll released in October 2010, nearly half of respondents indicated that if there were options, they would shop elsewhere if they learned that a business they patronized had contributed to a candidate or a cause that they oppose. Many companies that contributed to anti-Prop 37 measures experienced significant consumer backlash on social media sites and were the subject of consumer boycotts.

Several academic studies suggest that corporate political donations may correlate negatively with shareholder value. A 2012 study by Harvard Business School professor John C. Coates concludes that "in most industries, political activity correlates negatively with measures of shareholder power, positively with signs of agency costs, and negatively with shareholder value...Overall, the results are inconsistent with politics generally serving shareholder interests."

Given the risks and potential negative impact on shareholder value, the proponents believe PepsiCo should adopt a policy to refrain from using treasury funds in the election process.

RESOLVED: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: "Using corporate funds to influence any political election" for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This includes independent expenditures, electioneering communications, and issue advocacy that can reasonably be interpreted as in support or opposition of a specific candidate or ballot measure. The policy should include measures, to the greatest extent practical, to prevent trade associations or non-profit corporations from channeling our company's contributions or membership dues to influence the outcome of any election or referendum.

Dear Mr. Faber

I hereby authorize Environmental Working Group to file a shareholder resolution on my behalf against the use of corporate funds in any election at Pepsico Inc. and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give Environmental Working Group the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Margrit Vanderryn


ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4876
Toll Free: 800-351-4489

October 10, 2013

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

ATTN: Larry Thompson

RE: Proof of Share Ownership

Dear Mr. Thompson,

As of today, Margrit Vanderryn has held 600 shares of PepsiCo, Inc. continuously for over one year for in her Trust account. Mrs. Vanderryn has informed us that she intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered Wells Fargo at the Depository Trust Company.

Sincerely,



Jon Ellenbogen


Together we'll go far


ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1800
Fax: 202-537-4876
Toll Free: 800-351-4488

October 10, 2013

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

ATTN: Larry Thompson

RE: Proof of Share Ownership

Dear Mr. Thompson,

As of today, Jack Vanderryn has held 1,800 shares of PepsiCo, Inc. continuously for over one year for his Vanderryn International Corporation. Mr. Vanderryn has informed us that he intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered Wells Fargo at the Depository Trust Company.

Sincerely,



Jon Ellenbogen

Together we'll go far


WELLS FARGO
ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4876
Toll Free: 800-351-4488

October 10, 2013

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

ATTN: Larry Thompson

RE: Proof of Share Ownership

Dear Mr. Thompson,

As of today, Francine Allen has held 120 shares of PepsiCo. continuously for over one year for in her Trust account. Ms. Allen has informed us that she intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Wells Fargo at the Depository Trust Company.

Sincerely,



Jon Ellenbogen


Together we'll go far



PEPSICO

    

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

October 28, 2013

VIA OVERNIGHT MAIL
Scott Faber
Environmental Working Group
1436 U St. NW, Suite 100
Washington, DC 20009

Dear Mr. Faber:

I am writing on behalf of PepsiCo, Inc. (the "Company"), which received on October 15, 2013 the shareholder proposal you submitted on behalf of the Environmental Working Group, Margrit Vanderryn, Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen (the "Proponents") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (collectively, the "Proposal"). We note that it is unclear whether Jack Vanderryn intended to submit the Proposal in his individual capacity or on behalf of Vanderryn International Corporation.

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

1. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Although shareholder proponents are permitted to aggregate their shares for purposes of satisfying this requirement, each of the Proponents still must provide sufficient proof of their continuous ownership of at least one share of the Company, as described below, and the total market value of Company shares for which ownership is properly demonstrated for all Proponents must be at least $2,000.

The Company's stock records do not indicate that any of the Proponents are the record owners of Company shares. In addition:

- To date we have not received proof that the Environmental Working Group has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company (October 10, 2013).

- In addition, the proof of ownership letters that we received for Margrit Vanderryn, Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen from Wells Fargo Advisors, LLC ("Wells Fargo") do not satisfy Rule 14a-8's ownership requirements because they do not verify continuous ownership by Margrit Vanderryn, Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen, respectively, of Company shares for the full one-year period preceding and including the date that the Environmental Working Group submitted the Proposal to the Company (October 10, 2013). Specifically, each Wells Fargo letter indicates a facsimile transmission date of October 9, 2013 but purports to prove ownership of Company shares as of October 10, 2013. A letter cannot verify ownership of Company shares as of a future date.

- Further, because the Wells Fargo letter with respect to Jack Vanderryn states that he has held Company shares "for his Vanderryn International Corporation," it is unclear whether the letter purports to verify Jack Vanderryn's beneficial ownership of Company shares or Vanderryn International Corporation's beneficial ownership of Company shares.

To remedy these defects, each of the Proponents must obtain new proof of ownership letters verifying their continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (October 10, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder(s) of each of the Proponents' shares (usually a broker or a bank) verifying that each of the Proponents continuously held the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (October 10, 2013); or

(2) if any of the Proponents have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting their ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that they continuously held the requisite number of Company shares for the one-year period.

If any of the Proponents intend to demonstrate ownership by submitting a written statement from the "record" holder(s) of their shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponents can confirm whether their broker(s) or bank(s) is a DTC participant by asking their broker(s) or bank(s) or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the broker(s) or bank(s) is a DTC participant, then each of the Proponents needs to submit a written statement from the broker(s) or bank(s) verifying that they continuously held the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (October 10, 2013).

(2) If the broker(s) or bank(s) is not a DTC participant, then each of the Proponents needs to submit proof of ownership from the DTC participant through which the shares are held verifying that they continuously held the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (October 10, 2013). The Proponents should be able to find out the identity of the DTC participant by asking their broker(s) or bank(s). If the broker is an introducing broker, the Proponents may also be able to learn the identity and telephone number of the DTC participant through their account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the shares is not able to confirm the Proponents' individual holdings but is able to confirm the holdings of their broker(s) or bank(s), then the Proponents need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (October 10, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponents' broker(s) or bank(s) confirming their ownership, and (ii) the other from the DTC participant confirming the broker(s) or bank(s)'s ownership.

2. Authorization to Submit Proposal

Your letter dated October 10, 2013 did not include any documentation demonstrating that Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen have granted the Environmental Working Group legal authority to submit the Proposal on their behalf. In order for the Proposal to be properly submitted by Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen, you must provide a copy of the Environmental Working Group's authorization from both Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen to submit the Proposal as their qualified legal representative (instead of the Proposal having been submitted on the Environmental Working Group's own behalf). In addition, we note that any documentation with respect to Jack Vanderryn (or Vanderryn International Corporation, as applicable) must clarify whether Jack

Vanderryn intended to submit the Proposal in his individual capacity or on behalf of Vanderryn International Corporation.

3. Intent to Hold Shares

Under Rule 14a-8(b), a shareholder must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. We note that this statement must come from each Proponent. *See* SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001). While the Wells Fargo letters with respect to Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen include such a statement, neither Jack Vanderryn (or Vanderryn International Corporation, as applicable) nor Francine Allen have provided such a statement. To remedy this defect, Jack Vanderryn (or Vanderryn International Corporation, as applicable) and Francine Allen must submit written statements that they intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.

* * *

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, you may transmit any response by facsimile to me at (914) 249-8035.

If you have any questions with respect to the foregoing, please contact me at (914) 253-2507. For your reference, I enclose a copy of Rule 14a-8, Staff Legal Bulletin No. 14 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

November 7, 2013

Via Express Mail
Amy Carriello
Senior Counsel
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Carriello:

On October 29, 2013, we received a deficiency notice from PepsiCo, Inc. regarding a shareholder resolution submitted to the company on October 10, 2013. The resolution requests that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Our cover letter accompanying the shareholder resolution stated that Environmental Working Group is the primary filer and the beneficial owner of at least $2,000 worth of Coca-Cola common stock. We are writing to clarify this statement. Environmental Working Group is filing the shareholder resolution on behalf of Margrit Vanderryn, Francine Allen, and Vanderryn International Corporation. A letter from Ms. Vanderryn authorizing us to act on her behalf with respect to any and all aspects of the shareholder resolution was submitted with the shareholder resolution. As requested, we are now submitting the following documentation:

- Three letters from Wells Fargo Advisors, LLC verifying continuous ownership by Francine Allen, Margrit Vanderryn, and Vanderryn International Corporation of the requisite number of company shares for the one-year period preceding and including the date the proposal was submitted to the company (October 10, 2013).
- A letter from Francine Allen authorizing EWG to act on her behalf. The letter also includes a written statement that Ms. Allen intends to hold the requisite number of shares through the date of the company's annual meeting in 2014.
- A letter from Jack Vanderryn, president of Vanderryn International Corporation, authorizing EWG to act on behalf of Vanderryn International Corporation. The letter also includes a written statement that Vanderryn International Corporation intends to hold the requisite number of shares through the date of the company's annual meeting in 2014.

Please contact me at 202-939-9127 or sfaber@ewg.org with any questions.

Sincerely,



Scott Faber
Senior Vice President of Government Affairs
Environmental Working Group


ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-884-1600
Fax: 202-537-4876
Toll Free: 800-351-4488

October 30, 2013

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

ATTN: Larry Thompson

RE: Proof of Share Ownership

Dear Mr. Thompson,

As of October 10, 2013, Francine Allen has held 120 shares of PepsiCo. continuously for over one year for in her Trust account. Ms. Allen has informed us that she intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered under Wells Fargo at the Depository Trust Company.

Sincerely,



Jon Ellenbogen


Together we'll go far


ADVISORS

Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4876
Toll Free: 800-351-4488

October 30, 2013

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

ATTN: Larry Thompson

RE: Proof of Share Ownership

Dear Mr. Thompson,

As of October 10, 2013, Margrit Vanderryn has held 600 shares of PepsiCo, Inc. continuously for over one year for in her Trust account. Mrs. Vanderryn has informed us that she intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered Wells Fargo at the Depository Trust Company.

Sincerely,



Jon Ellenbogen



Wells Fargo Advisors, LLC
5301 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015
Tel: 202-364-1600
Fax: 202-537-4878
Toll Free: 800-351-4488

October 30, 2013

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

ATTN: Larry Thompson

RE: Proof of Share Ownership

Dear Mr. Thompson,

As of October 10, 2013, the Vanderryn International Corporation has held 1,800 shares of PepsiCo, Inc. continuously for nearly 20 years. A representative for the Vanderryn International Corporation has informed us that it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2014.

This letter is to confirm that the aforementioned shares of stock are registered Wells Fargo at the Depository Trust Company.

Sincerely,



Jon Ellenbogen


Together we'll go far

Dear Mr. Faber, October 31, 2013

I am President of Vanderryn International Corporation. I hereby authorize Environmental Working Group to file a shareholder resolution on behalf of Vanderryn International Corporation at PepsiCo Inc. against the use of corporate funds in any election, and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Vanderryn International Corporation is the owner of more than $2,000 worth of stock that it has held continuously for over a year. It intends to hold the stock through the date of the company's annual meeting in 2014.

On behalf of Vanderryn International Corporation, I give Environmental Working Group the authority to deal with any and all aspects of the shareholder resolution. I understand that the company's name may appear on PepsiCo Inc.'s proxy statement as the filer of the aforementioned resolution.

Sincerely,



Jack Vanderryn

President: Vanderryn International Corporation

Dear Mr. Faber

I hereby authorize Environmental Working Group to file a shareholder resolution on my behalf at Pepsico Inc. and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give Environmental Working Group the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Francine Allen

EXHIBIT B


ENVIRONMENTAL
WORKING GROUP


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